UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

AMENDMENT NO. 5*

Axovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value per share

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Andrew Genser General Counsel 55 Railroad Avenue Greenwich, Connecticut 06830 212-672-7050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104		13D	Page 2 of 16 Pages
1			NAMES OF REPORTING PERSONS Viking Global Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON PN
*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the prospectus supplement filed by Axovant Sciences Ltd. (the “Issuer”) with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 3 of 16 Pages
1			NAMES OF REPORTING PERSONS Viking Global Performance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON OO
*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 4 of 16 Pages
1			NAMES OF REPORTING PERSONS Viking Global Equities LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON PN

*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 5 of 16 Pages
1			NAMES OF REPORTING PERSONS Viking Global Equities II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON PN

*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 6 of 16 Pages
1			NAMES OF REPORTING PERSONS VGE III Portfolio Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON CO
*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 6 of 16 Pages
1			NAMES OF REPORTING PERSONS Viking Global Equities Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON CO
*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 7 of 16 Pages
1			NAMES OF REPORTING PERSONS Viking Long Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON OO

*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 8 of 16 Pages
1	NAMES OF REPORTING PERSONS Viking Long Fund Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON CO

*			The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 9 of 16 Pages
1			NAMES OF REPORTING PERSONS Viking Global Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON OO
*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 10 of 16 Pages
1			NAMES OF REPORTING PERSONS Viking Global Opportunities Portfolio GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON OO

*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 11 of 16 Pages
1			NAMES OF REPORTING PERSONS Viking Global Opportunities Illiquid Investments Sub-Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON PN

*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 12 of 16 Pages
1			NAMES OF REPORTING PERSONS O. Andreas Halvorsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104		13D	Page 13 of 16 Pages
1			NAMES OF REPORTING PERSONS David C. Ott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON IN
*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104	13D	Page 14 of 16 Pages
1		NAMES OF REPORTING PERSONS Rose S. Shabet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON IN

*		The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

CUSIP No. G0750W104	13D	Page 14 of 20 Pages

1		NAMES OF REPORTING PERSONS Rose S. Shabet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS(see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2016, as amended and supplemented by Amendment No. 1 filed on June 14, 2017, Amendment No. 2 filed on July 6, 2017, Amendment No. 3 filed on June 7, 2018 and Amendment No. 4 filed on December 20, 2018 (as so amended and supplemented, the “Original Schedule 13D”), with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

This Amendment amends the Original 13D by amending and restating Item 2 of the Original Schedule 13D in its entirety as set forth below:

“(a), (f) This Schedule 13D is being filed jointly on behalf of Viking Global Investors LP, a Delaware limited partnership (“VGI”), Viking Global Performance LLC, a Delaware limited liability company (“VGP”), Viking Global Equities LP, a Delaware limited partnership (“VGE”), Viking Global Equities II LP, a Delaware limited partnership (“VGEII”), VGE III Portfolio Ltd., a Cayman Islands exempted company (“VGEIII” and, together with VGE, the “VGEM Feeders”), Viking Long Fund GP LLC, a Delaware limited liability company (“VLFGP”), Viking Long Fund Master Ltd., a Cayman Islands exempted company (“VLFM”), Viking Global Opportunities GP LLC, a Delaware limited liability company (“Opportunities GP”), Viking Global Opportunities Portfolio GP LLC, a Delaware limited liability company (“Opportunities Portfolio GP”), Viking Global Equities Master Fund Ltd., a Cayman Islands exempted company (“VGEM”), Viking Global Opportunities Illiquid Investments Sub-Master LP, a Cayman Islands exempted limited partnership (“Opportunities Fund”, and, together with VGEII, VGEM and VLFM, the “Funds”), O. Andreas Halvorsen, a citizen of Norway, David C. Ott, a citizen of the United States, and Rose S. Shabet, a citizen of the United States (each, a “Reporting Person”, and, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of January 3, 2019, a copy of which is filed herewith as Exhibit 99.1.

(b) The business address of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c) The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of each of VGP, VLFGP, Opportunities GP and Opportunities Portfolio GP is to serve as the general partner or investment manager of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of each of the VGEM Feeders is to invest substantially all of its assets in VGEM.

The principal business of each of the Funds is to engage in making investments in securities of public and private companies.

The present principal occupation of O. Andreas Halvorsen is Chief Executive Officer of VGI. The present principal occupation of David C. Ott is Advisory Director of VGI. The present principal occupation of Rose S. Shabet is Chief Operating Officer of VGI.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4. Purpose of Transaction

This Amendment amends the Original Schedule 13D to add the following paragraph immediately after the first paragraph of Item 4 of the Original Schedule 13D:

“As of January 1, 2019, as part of an internal reorganization, the VGEM Feeders became feeder funds for a new master fund, VGEM.”

Item 5. Interest in Securities of the Issuer

This Amendment amends the Original 13D by amending and restating Items 5(a)-(b) of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

The Reporting Persons do not directly own any Common Shares. As described in Item 4 above, the Reporting Persons may be deemed to beneficially own the Common Shares owned directly by Roivant as a result of the Override Right. The aggregate number and percentage of Common Shares owned directly by Roivant (and which may be deemed to be beneficially owned by each Reporting Person) are, as of the date hereof: 99,285,714 Common Shares, representing 65.2% of the issued and outstanding Common Shares of the Issuer.

VGEM has the authority to dispose of and vote the Roivant Common Shares directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. VGE and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGEIII, invest substantially all of their assets in VGEM.

VGEII has the authority to dispose of and vote the Roivant Common Shares directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

VLFM has the authority to dispose of and vote the Roivant Common Shares directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate LP (a Cayman Islands limited partnership), invest substantially all of their assets in VLFM.

Opportunities Fund has the authority to dispose of and vote the Roivant Common Shares directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to Opportunities Fund. Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through Opportunities Fund.

VGI provides managerial services to the Funds. VGI has the power to direct the vote and disposition of investments held by the Funds. Accordingly, VGI may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by the Funds.

VGP, as the general partner of VGE and VGEII, has the power to direct the vote and disposition of investments held by VGE and VGEII. Accordingly, VGP may be deemed to have beneficial ownership over the Common Shares beneficially owned by VGE and VGEII. VGP serves as investment manager to VGEIII and VGEM and has the power to direct the vote and disposition of the investments held by VGEIII and VGEM. Accordingly, VGP may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by VGEIII and VGEM.

VLFGP serves as the investment manager of VLFM and has the power to direct the vote and disposition of investments held by VLFM. Accordingly, VLFGP may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by VLFM.

Opportunities Portfolio GP serves as the general partner of Opportunities Fund and has the power to direct the vote and disposition of investments held by Opportunities Fund. Accordingly, Opportunities Portfolio GP may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by Opportunities Fund.

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the power to direct the vote and disposition of investments held by Opportunities Portfolio GP, which consists of the investments held by Opportunities Fund. Accordingly, Opportunities GP may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by Opportunities Portfolio GP, consisting of any Common Shares deemed beneficially owned by Opportunities Fund.

Messrs. Halvorsen and Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (the general partner of VGI), VGP, VLFGP and Opportunities GP, have shared authority to direct the voting and disposition of investments beneficially owned by VGI, VGP, VLFGP and Opportunities GP. Accordingly, each of Messrs. Halvorsen and Ott and Ms. Shabet may be deemed to have beneficial ownership over any Common Shares deemed beneficially owned by VGI, VGP, VLFGP and Opportunities GP.

The percentage of outstanding Common Shares of the Issuer that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated for each Reporting Person based on a total of based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) under the Act on December 17, 2018. Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that such Reporting Person may be deemed to beneficially own.”

Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

“Exhibit 99.1 Joint Filing Agreement, dated as of January 3, 2019, among the Reporting Persons.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2019

By:/s/ O. Andreas Halvorsen
By: O. Andreas Halvorsen - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

By: /s/ David C. Ott

By: David C. Ott - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

By: /s/ Rose S. Shabet
By: Rose S. Shabet - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

INDEX TO EXHIBITS

Exhibit 99.1 Joint Filing Agreement, dated as of January 3, 2019, among the Reporting Persons.